# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Under Armour, Inc., CIK 0001336917
CUSIP: 904311107
Title of class of securities: Class A Common Stock ("Class A Shares")
Address of issuer's principal executive offices: 101 PERFORMANCE DRIVE, BALTIMORE, Maryland (MD), 21230
Date of event which requires filing of this statement: 05/13/2026
Amends the filing with accession number 0000947871-26-000007
Filed by CIK 0000915191
Persons authorized to receive notices and communications: Sean J. Skiffington, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario Canada (A6), M5L 1E8, 647.280.5756; Ryan E. Robski, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario Canada (A6), M5L 1E8, 416.302.1391

## Reporting persons
- V. PREM WATSA (CIK 0000938869): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 45,300,872; sole dispositive power 0; shared dispositive power 45,300,872; aggregate amount beneficially owned 45,300,872 (24% of the class)
- THE SECOND 810 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 45,300,872; sole dispositive power 0; shared dispositive power 45,300,872; aggregate amount beneficially owned 45,300,872 (24% of the class)
- THE SECOND 1109 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 45,300,872; sole dispositive power 0; shared dispositive power 45,300,872; aggregate amount beneficially owned 45,300,872 (24% of the class)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED (CIK 0001217251): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 45,300,872; sole dispositive power 0; shared dispositive power 45,300,872; aggregate amount beneficially owned 45,300,872 (24% of the class)
- FAIRFAX FINANCIAL HOLDINGS LIMITED (CIK 0000915191): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 45,300,872; sole dispositive power 0; shared dispositive power 45,300,872; aggregate amount beneficially owned 45,300,872 (24% of the class)
- FFHL GROUP LTD. (CIK 0001275984): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 34,077,356; sole dispositive power 0; shared dispositive power 34,077,356; aggregate amount beneficially owned 34,077,356 (18% of the class)
- FAIRFAX (BARBADOS) INTERNATIONAL CORP. (CIK 0001450019): type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 60,950; sole dispositive power 0; shared dispositive power 60,950; aggregate amount beneficially owned 60,950 (0% of the class)
- WENTWORTH INSURANCE COMPANY LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 60,950; sole dispositive power 0; shared dispositive power 60,950; aggregate amount beneficially owned 60,950 (0% of the class)
- FAIRFAX (US) INC. (CIK 0001275996): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 31,098,326; sole dispositive power 0; shared dispositive power 31,098,326; aggregate amount beneficially owned 31,098,326 (16.5% of the class)
- ODYSSEY GROUP HOLDINGS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,280,564; sole dispositive power 0; shared dispositive power 11,280,564; aggregate amount beneficially owned 11,280,564 (6% of the class)
- ODYSSEY REINSURANCE COMPANY (CIK 0001243947): type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,280,564; sole dispositive power 0; shared dispositive power 11,280,564; aggregate amount beneficially owned 11,280,564 (6% of the class)
- HUDSON INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 265,190; sole dispositive power 0; shared dispositive power 265,190; aggregate amount beneficially owned 265,190 (0.1% of the class)
- HUDSON EXCESS INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 167,670; sole dispositive power 0; shared dispositive power 167,670; aggregate amount beneficially owned 167,670 (0.1% of the class)
- ZENITH NATIONAL INSURANCE CORP. (CIK 0000109261): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 75,440; sole dispositive power 0; shared dispositive power 75,440; aggregate amount beneficially owned 75,440 (0% of the class)
- ZENITH INSURANCE COMPANY (CIK 0001499301): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 75,440; sole dispositive power 0; shared dispositive power 75,440; aggregate amount beneficially owned 75,440 (0% of the class)
- CRUM & FORSTER HOLDINGS CORP. (CIK 0001168338): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,742,322; sole dispositive power 0; shared dispositive power 19,742,322; aggregate amount beneficially owned 19,742,322 (10.5% of the class)
- UNITED STATES FIRE INSURANCE COMPANY (CIK 0000101618): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,742,322; sole dispositive power 0; shared dispositive power 19,742,322; aggregate amount beneficially owned 19,742,322 (10.5% of the class)
- THE NORTH RIVER INSURANCE COMPANY (CIK 0001276001): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,862,016; sole dispositive power 0; shared dispositive power 4,862,016; aggregate amount beneficially owned 4,862,016 (2.6% of the class)
- FAIRFAX UK HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,918,080; sole dispositive power 0; shared dispositive power 2,918,080; aggregate amount beneficially owned 2,918,080 (1.5% of the class)
- BRIT GROUP HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,918,080; sole dispositive power 0; shared dispositive power 2,918,080; aggregate amount beneficially owned 2,918,080 (1.5% of the class)
- BRIT INSURANCE HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,918,080; sole dispositive power 0; shared dispositive power 2,918,080; aggregate amount beneficially owned 2,918,080 (1.5% of the class)
- BRIT REINSURANCE (BERMUDA) LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,918,080; sole dispositive power 0; shared dispositive power 2,918,080; aggregate amount beneficially owned 2,918,080 (1.5% of the class)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,223,516; sole dispositive power 0; shared dispositive power 11,223,516; aggregate amount beneficially owned 11,223,516 (5.9% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD (CIK 0002060257): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,223,516; sole dispositive power 0; shared dispositive power 11,223,516; aggregate amount beneficially owned 11,223,516 (5.9% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,223,516; sole dispositive power 0; shared dispositive power 11,223,516; aggregate amount beneficially owned 11,223,516 (5.9% of the class)
- ALLIED WORLD ASSURANCE COMPANY, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,223,516; sole dispositive power 0; shared dispositive power 11,223,516; aggregate amount beneficially owned 11,223,516 (5.9% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,408,214; sole dispositive power 0; shared dispositive power 8,408,214; aggregate amount beneficially owned 8,408,214 (4.5% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,408,214; sole dispositive power 0; shared dispositive power 8,408,214; aggregate amount beneficially owned 8,408,214 (4.5% of the class)
- ALLIED WORLD INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,408,214; sole dispositive power 0; shared dispositive power 8,408,214; aggregate amount beneficially owned 8,408,214 (4.5% of the class)
- AW UNDERWRITERS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 624,950; sole dispositive power 0; shared dispositive power 624,950; aggregate amount beneficially owned 624,950 (0.3% of the class)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 624,950; sole dispositive power 0; shared dispositive power 624,950; aggregate amount beneficially owned 624,950 (0.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock ("Class A Shares")
Name of issuer: Under Armour, Inc.
Address of issuer's principal executive offices: 101 PERFORMANCE DRIVE, BALTIMORE, Maryland (MD), 21230
Comment:
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 1 to Schedule 13D (this
"Amendment") amends the statement on Schedule 13D filed with the United States
Securities and Exchange Commission (the "SEC") on January 1, 2026 (as amended and supplemented prior to the date hereof, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D") by Fairfax Financial Holdings
Limited and certain of its affiliates relating to the class A common stock ("Shares"), of
Under Armour, Inc. ("Under Armour").

The following amendments to Items 2, 5 and 7 of the Original Schedule 13D are
hereby made:

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(i) V. PREM WATSA
(ii) THE SECOND 810 HOLDCO LTD.
(iii) THE SECOND 1109 HOLDCO LTD.
(iv) THE SIXTY TWO INVESTMENT COMPANY LIMITED
(v) FAIRFAX FINANCIAL HOLDINGS LIMITED
(vi) FFHL GROUP LTD.
(vii) FAIRFAX (BARBADOS) INTERNATIONAL CORP.
(viii) WENTWORTH INSURANCE COMPANY LTD.
(ix) FAIRFAX (US) INC.
(x) ODYSSEY GROUP HOLDINGS, INC.
(xi) ODYSSEY REINSURANCE COMPANY
(xii) HUDSON INSURANCE COMPANY
(xiii) HUDSON EXCESS INSURANCE COMPANY
(xiv) ZENITH NATIONAL INSURANCE CORP.
(xv) ZENITH INSURANCE COMPANY
(xvi) CRUM & FORSTER HOLDINGS CORP.
(xvii) UNITED STATES FIRE INSURANCE COMPANY
(xviii) THE NORTH RIVER INSURANCE COMPANY
(xix) FAIRFAX UK HOLDINGS LIMITED
(xx) BRIT GROUP HOLDINGS LIMITED
(xxi) BRIT INSURANCE HOLDINGS LIMITED
(xxii) BRIT REINSURANCE (BERMUDA) LIMITED
(xxiii) 1102952 B.C. UNLIMITED LIABILITY COMPANY
(xxiv) ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
(xxv) ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD
(xxvi) ALLIED WORLD ASSURANCE COMPANY, LTD
(xxvii) ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD
(xxviii) ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.
(xxix) ALLIED WORLD INSURANCE COMPANY
(xxx) AW UNDERWRITERS INC.
(xxxi) ALLIED WORLD SPECIALTY INSURANCE COMPANY
Residence or business address:
(i) 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
(ii) 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
(iii) 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada M5J 2N7
(iv) 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada
V6C 3L2
(v) 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
(vi) 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
(vii) #12 Pine Commercial Centre, The Pine, St. Michael, BB11103, Barbados
(viii) #12 Pine Commercial Centre, The Pine, St. Michael, BB11103, Barbados
(ix) 401 East Corporate Drive, Suite 200, Lewisville, Texas, 75057, USA
(x) 300 First Stamford Place, Stamford, Connecticut, USA 06902
(xi) 300 First Stamford Place, Stamford, Connecticut, USA 06902
(xii) Corporation Trust Company, 1209 Orange Street, Corporate Trust Center,
Wilmington, County of New Castle, Delaware, 19801, USA
(xiii) Corporation Trust Company, 1209 Orange Street, Corporate Trust Center, Wilmington,
County of New Castle, Delaware, 19801, USA
(xiv) 21255 Califa Street, Woodland Hills, California, 91367-5021, USA
(xv) 21255 Califa Street, Woodland Hills, California, 91367-5021, USA
(xvi) Corporation Trust Company, 1209 Orange Street, Corporate Trust Center, Wilmington,
County of New Castle, Delaware, 19801, USA
(xvii) Corporation Trust Company, 1209 Orange Street, Corporate Trust Center,
Wilmington, County of New Castle, Delaware, 19801, USA
(xviii) 305 Madison Avenue, Morristown, New Jersey, USA, 07962
(xix) The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V
4AB
(xx) The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V
4AB
(xxi) The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V
4AB
(xxii) Clarendon House, 2 Church Street, Hamilton, Bermuda HM 11
(xxiii) 1600 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada
(xxiv) 27 Richmond Road, Pembroke, Bermuda HM 08
(xxv) 27 Richmond Road, Pembroke, Bermuda HM 08
(xxvi) 27 Richmond Road, Pembroke, Bermuda HM 08
(xxvii) 27 Richmond Road, Pembroke, Bermuda HM 08
(xxviii) Corporation Trust Company, 1209 Orange Street, Corporate Trust Center,
Wilmington, County of New Castle, Delaware, 19801, USA
(xxix) 10 Ferry Street, Suite 313, Concord, New Hampshire, 03301, USA
(xxx) Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808,
USA
(xxxi) Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808,
USA
Present principal occupation or employment: For each of the Reporting Persons, a full response to Item 2(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Exhibit 99.4 hereto.
Criminal convictions in the last five years:
(i) No
(ii) No
(iii) No
(iv) No
(v) No
(vi) No
(vii) No
(viii) No
(ix) No
(x) No
(xi) No
(xii) No
(xiii) No
(xiv) No
(xv) No
(xvi) No
(xvii) No
(xviii) No
(xix) No
(xx) No
(xxi) No
(xxii) No
(xxiii) No
(xxiv) No
(xxv) No
(xxvi) No
(xxvii) No
(xxviii) No
(xxix) No
(xxx) No
(xxxi) No
Civil proceedings (securities laws) in the last five years:
(i) No
(ii) No
(iii) No
(iv) No
(v) No
(vi) No
(vii) No
(viii) No
(ix) No
(x) No
(xi) No
(xii) No
(xiii) No
(xiv) No
(xv) No
(xvi) No
(xvii) No
(xviii) No
(xix) No
(xx) No
(xxi) No
(xxii) No
(xxiii) No
(xxiv) No
(xxv) No
(xxvi) No
(xxvii) No
(xxviii) No
(xxix) No
(xxx) No
(xxxi) No
Citizenship:
(i) CANADA
(ii) CANADA
(iii) CANADA
(iv) BRITISH COLUMBIA
(v) CANADA
(vi) CANADA
(vii) BARBADOS
(viii) BARBADOS
(ix) DELAWARE
(x) DELAWARE
(xi) CONNECTICUT
(xii) DELAWARE
(xiii) DELAWARE
(xiv) DELAWARE
(xv) CALIFORNIA
(xvi) DELAWARE
(xvii) DELAWARE
(xviii) NEW JERSEY
(xix) UNITED KINGDOM
(xx) UNITED KINGDOM
(xxi) UNITED KINGDOM
(xxii) BERMUDA
(xxiii) BRITISH COLUMBIA
(xxiv) BERMUDA
(xxv) BERMUDA
(xxvi) BERMUDA
(xxvii) BERMUDA
(xxviii) DELAWARE
(xxix) NEW HAMPSHIRE
(xxx) DELAWARE
(xxxi) DELAWARE

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Based on the most recent information available, the aggregate number and percentage of Shares (the securities identified by Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

The percentage of Class A Shares beneficially owned by each of the Reporting Persons was calculated based on 188,834,386 Class A Shares outstanding as of January 31, 2026, as reported by Under Armour, Inc.
Number of shares as to which each person has sole or shared power to vote or dispose:
The numbers of Class A Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

To the best knowledge of the Reporting Persons, the persons listed in Exhibit 99.5 hereto beneficially own the amounts of Class A Shares listed therein and have sole voting power and sole dispositive power with respect to such Class A Shares.
Transactions in the class effected during the past sixty days: Except as described in Exhibit 99.6, to the best knowledge of the Reporting Persons, none of the persons listed in Exhibit 99.4 hereto beneficially owns, or has acquired or disposed of, any Class A Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Class A Shares held by the Reporting Persons other than each of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.4 Directors and Executive Officers of the Reporting Persons

Exhibit 99.5 Beneficial Ownership by Directors and Executive Officers of the Reporting Persons

Exhibit 99.6 Transactions in the Class A Shares of the Issuer by the Reporting Persons During the Last Sixty (60) Days

Exhibit 99.7 Joint Filing Agreement dated as of May 15, 2026 among the Reporting Persons

## Signatures
- V. PREM WATSA: /s/ V. Prem Watsa, V. Prem Watsa (05/15/2026)
- THE SECOND 810 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, Director (05/15/2026)
- THE SECOND 1109 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (05/15/2026)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: /s/ V. Prem Watsa, V. Prem Watsa, President (05/15/2026)
- FAIRFAX FINANCIAL HOLDINGS LIMITED: /s/ Peter Clarke, Peter Clarke, President and Chief Operating Officer (05/15/2026)
- FFHL GROUP LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (05/15/2026)
- FAIRFAX (BARBADOS) INTERNATIONAL CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- WENTWORTH INSURANCE COMPANY LTD.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- FAIRFAX (US) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- ODYSSEY GROUP HOLDINGS, INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- ODYSSEY REINSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- HUDSON INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- HUDSON EXCESS INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- ZENITH NATIONAL INSURANCE CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- ZENITH INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- CRUM & FORSTER HOLDINGS CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- UNITED STATES FIRE INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- THE NORTH RIVER INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- FAIRFAX UK HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (05/15/2026)
- BRIT GROUP HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (05/15/2026)
- BRIT INSURANCE HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (05/15/2026)
- BRIT REINSURANCE (BERMUDA) LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (05/15/2026)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- ALLIED WORLD ASSURANCE COMPANY, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- ALLIED WORLD INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- AW UNDERWRITERS INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (05/15/2026)
Comment: Power of attorney, dated March 9, 2020 (incorporated by reference to Exhibit 8 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on March 9, 2020).
Power of attorney, dated June 14, 2021 (incorporated by reference to Exhibit 5 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on June 14, 2021).